Exhibit 99.2

AMENDED AND RESTATED
SUPPORT AGREEMENT

among

ENERPLUS RESOURCES FUND

- and -

FOCUS LIMITED PARTNERSHIP

- and -

FET MANAGEMENT LTD.

Dated as of February 13, 2008

TABLE OF CONTENTS

Article 1 INTERPRETATION	3
1.1 Defined Terms	3
1.2 Interpretation Not Affected by Headings, etc.	3
1.3 Currency	4
1.4 Number, etc.	4
1.5 Date For Any Action	4
1.6 Entire Agreement	4
1.7 Accounting Matters	4
1.8 Construction	4
1.9 Governing Law	5

Article 2 COVENANTS OF ENERPLUS AND FLP	5
2.1 Covenants Regarding FLP B Units	5
2.2 Segregation of Funds	6
2.3 Reservation of Enerplus Units	6
2.4 Notification of Certain Events	6
2.5 Delivery of Enerplus Units	7
2.6 Qualification of Enerplus Units	7
2.7 Economic Equivalence	7
2.8 Tender Offers	9
2.9 Ownership of Outstanding Interests	9
2.10 Enerplus and Affiliates Not to Vote FLP B Units	10
2.11 Consideration For Enerplus Units	10
2.12 Other Enerplus Subsidiaries	11

Article 3 ENERPLUS SUCCESSORS	11
3.1 Certain Requirements in Respect of Combination, etc.	11
3.2 Vesting of Powers in Successor	11
3.3 Wholly-Owned Subsidiaries	11
3.4 Successorship Transaction	11

Article 4 GENERAL	12
4.1 Term	12
4.2 Changes in Capital of Enerplus and FLP	12
4.3 Notices to Parties	12
4.4 Assignment	13
4.5 Binding Effect	13
4.6 Amendments, Modifications	13
4.7 Administrative Amendments	13
4.8 Meeting to Consider Amendments	14
4.9 Amendments Only in Writing	14
4.10 Severability	14
4.11 Further Assurances	14
4.12 Execution in Counterparts	14
4.13 Waiver	15
4.14 Limitations on Liability	15

THIS AMENDED AND RESTATED SUPPORT AGREEMENT dated as of February 13, 2008, amending and restating the Support Agreement dated June 27, 2005.

AMONG:

ENERPLUS RESOURCES FUND, a trust established under the laws of Alberta (the "Enerplus")

- and -

FOCUS LIMITED PARTNERSHIP, a limited partnership established under the laws of Alberta ("FLP" or  the "Partnership")

- and -

FET MANAGEMENT LTD., a corporation amalgamated pursuant to the laws of Alberta (the "General Partner")

WHEREAS in connection with the plan of arrangement under Section 193 of the ABCA completed effective June 27, 2006, among, inter alia, Focus Energy Trust, FET Acquisition Corp. and Profico Energy Management Ltd., FLP issued Class B limited partnership units ("FLP B Units") to certain holders of common shares of Profico Energy Management Ltd.;

AND WHEREAS in connection therewith Focus Energy Trust ("Focus"), Focus Commercial Trust, FLP and the General Partner executed a support agreement dated June 27, 2005 the "Original Support Agreement").

AND WHEREAS the Original Support Agreement is amended and restated in connection with a plan of arrangement effective as of the date hereof among Enerplus, EnerMark Inc., Focus and FET Resources Ltd., pursuant to which, inter alia, Enerplus has assumed the covenants and obligations of Focus with respect to the issue of Enerplus Units pursuant to the Exchangeable Securities Provisions (as defined herein).

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "Exchangeable Securities Provisions") attaching to the FLP B Units of FLP; and "Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Support Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3	Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7	Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8	Construction

In this Agreement, unless otherwise indicated:

(a)
the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)
a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)
a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d)
the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f)	time is of the essence; and

(g)	references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
COVENANTS OF ENERPLUS AND FLP

2.1	Covenants Regarding FLP B Units

So long as any FLP B Units not owned by Enerplus or its affiliates are outstanding, Enerplus shall:

(a)	not pay any distribution on Enerplus Units unless:

(i)
FLP shall (A) simultaneously make a loan equal or economically equivalent to each such distribution per Enerplus Unit (as provided for in the Exchangeable Securities Provisions, including as adjusted for the Exchange Ratio therein) on each FLP B Unit (an "Equivalent Loan") and (B) have sufficient money or other assets available to enable the due and punctual advance of such loan in accordance with applicable law and the terms of the Exchangeable Securities Provisions; or

(ii)
if the distribution is a distribution of Enerplus Units, FLP shall (A) effect a corresponding, contemporaneous and economically equivalent subdivision of the FLP B Units (as provided for in the Exchangeable Securities Provisions, including as adjusted for the Exchange Ratio therein) (an "Equivalent Securities Subdivision"), and (B) have sufficient authorized but unissued securities available to enable the Equivalent Securities Subdivision;

(b)
advise FLP sufficiently in advance of the declaration by Enerplus of any distribution on Enerplus Units and take all such other actions as are reasonably necessary, in cooperation with FLP, to ensure that: (i) the respective record date and loan advance date for an Equivalent Loan on the FLP B Units shall be the same as the record date and payment date for the corresponding distribution on Enerplus Units; or (ii) the record date and effective date for an Equivalent Securities Subdivision shall be the same as the record date and payment date for the distribution of Enerplus Units;

(c)	ensure that the record date for any distribution declared on Enerplus Units is not less than seven (7) Business Days after the declaration date of such distribution;

(d)
take all such actions and do all such things as are reasonably necessary or desirable to enable and permit FLP, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or Automatic Redemption Price in respect of each of its issued and outstanding FLP B Units (other than FLP B Units owned by Enerplus or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its Partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of FLP B Units issued by it or a redemption of FLP B Units by it, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit it to cause to be delivered to the holders of FLP B Units the requisite Enerplus Units, cash and other property in accordance with the provisions of Article 5, 6, 7 or 8, as the case may be, of the Exchangeable Securities Provisions;

(e)
take all such actions and do all such things as are reasonably necessary or desirable to enable and permit any Enerplus Subsidiary, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, including all such actions and all such things as are necessary or desirable to enable and permit the applicable Enerplus Subsidiary to cause to be delivered to the holders of FLP B Units the requisite Enerplus Units, cash and other property in accordance with the provisions of the Liquidation Call Right, as the case may be; and

(f)
(unless all of the limited partnership interests therein are owned directly or indirectly by Enerplus) not (and will ensure that each Enerplus Subsidiary and their respective affiliates does not) exercise its vote as a Partner to initiate the voluntary liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding up its affairs nor take any action or omit to take any action (and Enerplus will not permit any Enerplus Subsidiary or any of their respective affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding up of FLP or any other distribution of the assets of FLP among its respective Partners for the purpose of winding up its affairs.

2.2	Segregation of Funds

(a)
Enerplus will cause FLP to deposit a sufficient amount of funds in a separate account of FLP and segregate a sufficient amount of such other assets and property as is necessary to enable FLP to make the loans when required and to pay or otherwise satisfy its respective obligations under Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions or, if required, to pay the purchase price for Enerplus Units as contemplated by Section 2.5 hereof, as applicable.

(b)
Enerplus will cause any applicable Enerplus Subsidiary to deposit a sufficient amount of funds in a separate account of such Enerplus Subsidiary and segregate a sufficient amount of such other assets and property as is necessary to enable such Enerplus Subsidiary to pay the purchase price for Enerplus Units as contemplated by Section 2.5.

2.3	Reservation of Enerplus Units

Enerplus hereby represents, warrants and covenants in favour of each of FLP and the General Partner that Enerplus has reserved for issuance and will, at all times while any FLP B Units (other than FLP B Units held by Enerplus or its affiliates) are outstanding, keep available, free from preemptive and other rights, that number of Enerplus Units (or other securities into which Enerplus Units may be reclassified or changed as contemplated by Section 2.7):

(a)	as is equal to the sum of:

(i)	the number of FLP B Units issued and outstanding from time to time, multiplied by the Exchange Ratio; and

(ii)	the number of FLP B Units issuable upon the exercise of all rights to acquire FLP B Units outstanding from time to time, multiplied by the Exchange Ratio; and

(b)
as are now or may hereafter be required to enable and permit Enerplus to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment with respect to which Enerplus may now or may hereafter be required to issue Enerplus Units, to enable and permit any Enerplus Subsidiary to meet its obligations arising upon exercise by it of the Liquidation Call Right and to enable and permit FLP to meet its obligations hereunder and under the Exchangeable Securities Provisions.

2.4	Notification of Certain Events

In order to assist Enerplus in compliance with its obligations hereunder, FLP shall notify Enerplus of each of the following events at the times set forth below:

(a)
in the event of any proposed liquidation, dissolution or winding-up of it or any other distribution of its assets for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b)
promptly, upon the earlier of receipt by it of notice of or it otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to its involuntary liquidation, dissolution or winding-up or to effect any other distribution of its assets among its unitholders for the purpose of winding up its affairs;

(c)	promptly, upon its receipt of a Retraction Request;

(d)	promptly following the date on which notice of redemption is given to holders of its FLP B Units, upon the determination of a Redemption Date in accordance with the Exchangeable Securities Provisions;

(e)	promptly upon its issuance of any FLP B Units or rights to acquire FLP B Units (other than the issuance of FLP B Units and rights to acquire FLP B Units pursuant to the Plan); and

(f)	promptly upon receipt of notification of any event which would result in any holder of FLP B Units becoming a Non-Resident.

2.5	Delivery of Enerplus Units

In furtherance of its obligations under Sections 2.1(d) and (e), upon notice from FLP or any applicable Enerplus Subsidiary of any event that requires FLP or such Enerplus Subsidiary to cause to be delivered Enerplus Units to any holder of FLP B Units, Enerplus shall forthwith issue and deliver the requisite number of Enerplus Units to be received by, and issued to or to the order of, the former holder of the surrendered FLP B Units, as FLP or such Enerplus Subsidiary shall direct. All such Enerplus Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6	Qualification of Enerplus Units

Enerplus covenants that if any Enerplus Units (or other securities into which Enerplus Units may be reclassified or changed as contemplated by Section 2.7) to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Securities Provisions, or pursuant to the Exchange Right or the Automatic Exchange Rights (each as defined in the Voting and Exchange Trust Agreement)) require registration or qualification with, or approval of, or the filing of any document, including any prospectus or similar document, the taking of any proceeding with, or the obtaining of any order, ruling or consent from, any governmental or regulatory authority under any Canadian federal, provincial or territorial securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority, or the fulfilment of any other Canadian legal requirement before such Enerplus Units (or other securities into which Enerplus Units may be reclassified or changed as contemplated by Section 2.7) may be issued and delivered by Enerplus at the direction of FLP or any applicable Enerplus Subsidiary, to the holder of surrendered FLP B Units in accordance with the terms thereof or in order that such Enerplus Units (or other securities into which Enerplus Units may be reclassified or changed as contemplated by Section 2.7) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Enerplus for purposes of Canadian provincial securities law), Enerplus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are necessary or desirable and within its power to cause such Enerplus Units (or other securities into which Enerplus Units may be reclassified or changed as contemplated by Section 2.7) to be and remain duly registered, qualified or approved under Canadian provincial securities laws, as the case may be. Enerplus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Enerplus Units (or other securities into which Enerplus Units may be reclassified or changed as contemplated by Section 2.7) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Enerplus Units (or other securities into which Enerplus Units may be reclassified or changed as contemplated by Section 2.7) are listed and are quoted or posted for trading at such time.

2.7	Economic Equivalence

So long as any FLP B Units not owned by Enerplus or its affiliates are outstanding:

(a)	Enerplus will not, without prior approval of FLP and the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i)
issue or distribute Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units) to the holders of all or substantially all of the then outstanding Enerplus Units by way of distribution, other than an issue of Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units) to holders of Enerplus Units (A) who exercise an option to receive distributions in Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units) in lieu of receiving cash distributions, or (B) pursuant to any distribution reinvestment plan; or

(ii)
issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Enerplus Units entitling them to subscribe for or to purchase Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Enerplus Units:

(A)	securities of Enerplus of any class other than Enerplus Units (other than securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units);

(B)	rights, options or warrants other than those referred to in Section 2.7(a)(ii);

(C)	evidences of indebtedness of Enerplus; or

(D)	assets of Enerplus,

unless the economic equivalent on a per FLP B Unit basis, adjusted for the Exchange Ratio, of such rights, options, warrants, securities, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the FLP B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Enerplus in order to give effect to a redemption by Enerplus of Enerplus Units in accordance with the Enerplus Trust Indenture.

(b)	Enerplus will not without the prior approval of FLP and the prior approval of the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i)	subdivide, redivide or change the then outstanding Enerplus Units into a greater number of Enerplus Units; or

(ii)	reduce, combine, consolidate or change the then outstanding Enerplus Units into a lesser number of Enerplus Units; or

(iii)	reclassify or otherwise change Enerplus Units or effect a merger, reorganization or other transaction affecting Enerplus Units,

unless the same or an economically equivalent change, adjusted for the Exchange Ratio, shall simultaneously be made to, or in the rights of the holders of, the FLP B Units.

(c)
Enerplus will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Enerplus (with contemporaneous notification thereof by Enerplus to FLP).

(d)
The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination shall be conclusive and binding on Enerplus and the holders of FLP B Units. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i)
in the case of the distribution of any rights, options or warrants to subscribe for or purchase Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of Enerplus Units and the term of any such instrument;

(ii)
in the case of the distribution of any other form of property (including any securities of Enerplus of any class other than Enerplus Units, any rights, options or warrants other than those referred to in Section 2.7(d)(i), any evidences of indebtedness of Enerplus or any assets of Enerplus), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Enerplus Unit and the Current Market Price;

(iii)
in the case of any subdivision, redivision or change of the then outstanding Enerplus Units into a greater number of Enerplus Units or the reduction, combination, consolidation or change of the then outstanding Enerplus Units into a lesser number of Enerplus Units or any merger, reorganization or other transaction affecting Enerplus Units, the effect thereof upon the then outstanding Enerplus Units; and

(iv)
in all such cases, the general taxation consequences of the relevant event to holders of FLP B Units to the extent that such consequences may differ from the taxation consequences to holders of Enerplus Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of FLP B Units); and

(e)
FLP agrees that, to the extent required, upon due notice from Enerplus, it will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate loans are made by it, or subdivisions, redivisions or changes are made to the FLP B Units, in order to implement the required economic equivalent with respect to Enerplus Units and FLP B Units as provided for in this Section 2.7.

2.8	Tender Offers

For so long as FLP B Units remain outstanding (other than FLP B Units held by Enerplus or its affiliates), in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Enerplus Units (an "Offer") is proposed by Enerplus or is proposed to Enerplus or Enerplus unitholders and is recommended by the appropriate board of directors on behalf of Enerplus, or is otherwise effected or to be effected with the consent or approval of Enerplus, and the FLP B Units are not redeemed by FLP, Enerplus will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of FLP B Units (other than Enerplus or its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Enerplus Units (including, for greater certainty, as adjusted for the Exchange Ratio), without discrimination. Without limiting the generality of the foregoing, Enerplus will use its reasonable best efforts expeditiously and in good faith to ensure that holders of FLP B Units may participate in each such Offer without being required to retract FLP B Units as against FLP (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of FLP to redeem FLP B Units in the event of a Trust Control Transaction.

2.9	Ownership of Outstanding Interests

Without the prior approval of FLP and the prior approval of the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions, Enerplus covenants and agrees in favour of FLP that, as long as any outstanding FLP B Units are owned by any person other than Enerplus or any of its affiliates, Enerplus will be and remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of FLP and the General Partner. Notwithstanding the foregoing, Enerplus shall not be in violation of this section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Enerplus or Enerplus Units pursuant to any merger of Enerplus pursuant to which Enerplus is not the surviving entity.

2.10	Enerplus and Affiliates Not to Vote FLP B Units

Enerplus covenants and agrees that it will not, and will cause any applicable Enerplus Subsidiary and Enerplus' affiliates not to, exercise any voting rights which may be exercisable by holders of FLP B Units from time to time pursuant to the Exchangeable Securities Provisions or the Limited Partnership Agreement with respect to any FLP B Unit held by it or by its affiliates in respect of any matter considered at any meeting of holders of FLP B Units.

2.11	Consideration For Enerplus Units

(a)	In respect of each Enerplus Unit required to be delivered by an Enerplus Subsidiary pursuant to Article 10 of the Exchangeable Securities Provisions:

(i)
Enerplus agrees that it shall cause the applicable Enerplus Subsidiary to issue, and such Enerplus Subsidiary shall be deemed to issue, to Enerplus, in exchange for such Enerplus Unit, that number or amount of securities, notes, property or other interests ("Subsidiary Property") as is equal to the fair market value of such Enerplus Unit on the date such Enerplus Subsidiary is required to deliver an Enerplus Unit pursuant to the Exchangeable Securities Provisions; and

(ii)
Enerplus agrees that it shall cause the applicable Enerplus Subsidiary to transfer, and such Enerplus Subsidiary shall be deemed to transfer, the FLP B Unit acquired by such Enerplus Subsidiary in respect of the delivery of such Enerplus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to such Enerplus Subsidiary in respect thereof, one Class A Unit of FLP, whereupon the FLP B Unit of FLP shall be and be deemed to be cancelled.

(b)	In respect of each Enerplus Unit required to be delivered by FLP pursuant to Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions:

(i)
Enerplus agrees that it shall cause the applicable Enerplus Subsidiary to issue, and such Enerplus Subsidiary shall be deemed to issue, to Enerplus, in exchange for such Enerplus Unit, that number or amount of Subsidiary Property as is equal to the fair market value of such Enerplus Unit on the date FLP is required to deliver a Enerplus Unit pursuant to the Exchangeable Securities Provisions; and

(ii)
Enerplus agrees that it shall cause the applicable Enerplus Subsidiary to transfer, and such Enerplus Subsidiary shall be deemed to transfer, such Enerplus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to such Enerplus Subsidary in respect thereof, one Class A Unit of FLP.

(c)	In respect of each Enerplus Unit required to be delivered by Enerplus pursuant to the Voting and Exchange Trust Agreement:

(i)
Enerplus agrees that it shall cause the applicable Enerplus Subsidiary to issue, and such Enerplus Subsidiary shall be deemed to issue, to Enerplus, in exchange for the FLP B Unit acquired by Enerplus in consideration of the issuance of said Enerplus Unit, that number or amount of Subsidiary Property as is equal to the fair market value of such Enerplus Unit on the date Enerplus is required to deliver a Enerplus Unit pursuant to the Voting and Exchange Trust Agreement; and

(ii)
Enerplus agrees that it shall cause the applicable Enerplus Subsidary to transfer, and such Enerplus Subsidiary shall be deemed to transfer, the FLP B Unit acquired by Enerplus in respect of the delivery of such Enerplus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to such Enerplus Subsidiary in respect thereof, one Class A Unit of FLP, whereupon the FLP B Unit of FLP shall be and be deemed to be cancelled.

2.12	Other Enerplus Subsidiaries

Enerplus agrees that it shall cause any Enerplus Subsidiary to take all such other actions, including to issue such other Subsidiary Property, as may be necessary or desirable to give effect to the provisions and intent of this Agreement.

ARTICLE 3
ENERPLUS SUCCESSORS

3.1	Certain Requirements in Respect of Combination, etc.

Enerplus shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a)
such other person (the "Enerplus Successor") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by Enerplus Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Enerplus Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Enerplus under this Agreement;

(b)
in the event that Enerplus Units are reclassified or otherwise changed as part of such transaction, the same or an economically equivalent change, after giving effect to the Exchange Ratio, is simultaneously made to, or in the rights of the holders of, the FLP B Units; and

(c)
such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of FLP B Units.

3.2	Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Enerplus Successor shall possess and from time to time may exercise each and every right and power of Enerplus under this Agreement in the name of Enerplus or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by any appropriate director or officer on behalf of Enerplus, may be done and performed with like force and effect by the directors or officers of such Enerplus Successor.

3.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Enerplus (other than FLP) with or into Enerplus or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Enerplus provided that all of the assets of such subsidiary are transferred to Enerplus or another wholly-owned direct or indirect subsidiary of Enerplus and any such transactions are expressly permitted by this Article 3.

3.4	Successorship Transaction

Notwithstanding Article 2 and the foregoing provisions of Article 3, in the event of a Trust Control Transaction:

(a)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of "Redemption Date"; and

(b)
in which all or substantially all of the then outstanding Enerplus Units are converted into or exchanged for securities or rights to receive such securities (the "Other Securities") of another person (the "Other Entity") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, Enerplus;

then all references herein to the "Enerplus" shall thereafter be and be deemed to be references to the "Other Entity" and all references herein to "Enerplus Units" shall thereafter be and be deemed to be references to the "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of FLP B Units on the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Enerplus Agreement immediately subsequent to Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of FLP B Units would have received if the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Enerplus Agreement had occurred immediately prior to Trust Control Transaction and such Trust Control Transaction was completed) without any need to amend the terms and conditions of the FLP B Units and without any further action required.

ARTICLE 4
GENERAL

4.1	Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no FLP B Units (or securities or rights convertible into or exchangeable for or carrying rights to acquire FLP B Units) are held by any person other than Enerplus and any of its affiliates.

4.2	Changes in Capital of Enerplus and FLP

At all times after the occurrence of any event contemplated pursuant to Sections 2.7 and 2.8 or otherwise as a result of which either Enerplus Units or the FLP B Units or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Enerplus Units or the FLP B Units or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3	Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a)	Enerplus, addressed to:

ENERPLUS RESOURCES FUND
c/o EnerMark Inc.
The Dome Tower, Suite 3000
333 - 7th  Avenue S.W.
Calgary, Alberta   T2P 2Z1
Attention: Vice President, General Counsel & Corporate Secretary

Fax No.: (403) 298-2211

(b)	FLP, addressed to:

FOCUS LIMITED PARTNERSHIP
c/o FET Management Ltd.
The Dome Tower, Suite 3000
333 - 7th  Avenue S.W.
Calgary, Alberta T2P 2Z1
Attention: Vice President, General Counsel & Corporate Secretary

Fax No.: (403) 298-2211

(c)	General Partner, addressed to:

FET Management Ltd.
The Dome Tower, Suite 3000
333 - 7th  Avenue S.W.
Calgary, Alberta T2P 2Z1
Attention: Vice President, General Counsel & Corporate Secretary

Fax No.: (403) 298-2211

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

4.4	Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) except that FLP may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of Enerplus.

4.5	Binding Effect

Subject to Section 4.4, this Agreement and the Plan shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

4.6	Amendments, Modifications

Subject to Sections 4.2, 4.7 and 4.10, this Agreement may not be amended or modified except by an agreement in writing executed by FLP, the General Partner and Enerplus and approved by the holders of the FLP B Units in accordance with Section 11.1 of the Exchangeable Securities Provisions.

4.7	Administrative Amendments

Notwithstanding the provisions of Section 4.6, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the FLP B Units, amend or modify this Agreement for the purposes of:

(a)
adding to the covenants of any or all parties provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the FLP B Units;

(b)
making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the FLP B Units; or

(c)
making such changes or corrections which, on the advice of counsel to General Partner are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the FLP B Units.

4.8	Meeting to Consider Amendments

FLP, at the request of Enerplus, agrees to call a meeting or meetings of the holders of its FLP B Units for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.6; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date to occur or transpire. Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement of FLP, as applicable, the Exchangeable Securities Provisions and all applicable laws.

4.9	Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.10	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

4.11	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

4.12	Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

4.13	Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

4.14	Limitations on Liability

The parties hereto acknowledge that:

(a)
EnerMark Inc. is entering into this Agreement solely in its capacity as administrator on behalf of Enerplus and the obligations of Enerplus hereunder shall not be personally binding upon such administrator or any of the unitholders of Enerplus and that any recourse against Enerplus, its trustee or any unitholder of Enerplus in any manner in respect of any indebtedness, obligation or liability of Enerplus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Enerplus Trust Indenture;

(b)
Focus Limited Partnership is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ENERPLUS RESOURCES FUND, by EnerMark Inc.
Per:	"David A. McCoy"
David A. McCoy
Vice President, General Counsel & Corporate Secretary
FOCUS LIMITED PARTNERSHIP, by its general partner, FET Management Ltd.
Per:	"David A. McCoy"
David A. McCoy
Vice President, General Counsel & Corporate Secretary
FET MANAGEMENT LTD.
Per:	"David A. McCoy"
David A. McCoy
Vice President, General Counsel & Corporate Secretary